UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37977

AVADEL PHARMACEUTICALS PLC
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace Dublin 2, Ireland, D02 T380 +353-1-901-5201

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

c/o Alkermes plc

David J. Gaffin, Esq.

Connaught House

1 Burlington Road

Dublin 4, Ireland D04 C5Y6

(Name and address of agent for service)

+353-1-772-8000

(Telephone number, including area code, of agent for service)

Ordinary Shares, nominal value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Avadel Pharmaceuticals plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 23, 2026	By:	/s/ Declan O’Connor
	Name:	Declan O’Connor
	Title:	Director